Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 27, 2020

Relating to Preliminary Prospectus Supplement dated August 27, 2020

Registration No. 333-221370

= Oil and Gas l ine.

This presentation is not a prospectus and is not an offer to sell, nor a solicitation of an offer to buy securities. The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement and the documents incorporated by reference therein for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Cautionary Statement Regarding Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this presentation that address activities, events or developments that Panhandle Oil and Gas Inc. (“Panhandle” or the “Company”) expects, believes or anticipates will or may occur in the future are forward looking statements. The words “anticipates”, “plans”, “estimates”, “believes”, “expects”, “intends”, “will”, “should”, “may” and similar expressions may be used to identify forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to: our future financial and operating results; our ability to execute our business strategies; estimations and the respective values of oil, NGL and natural gas reserves; the level of production on our properties and the future expenses associated therewith; projections and volatility of future realized oil and natural gas prices; planned capital expenditures associated with our mineral, leasehold and non-operated working interests; statements concerning anticipated cash flow and liquidity; and our strategy and other plans and objectives for future operations. Although the Company believes the expectations reflected in these and other forward-looking statements are reasonable, the Company can give no assurance such statements will prove to be correct. Such forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company. These forward-looking statements involve certain risks and uncertainties that could cause the results to differ materially from those expected by the Company’s management. Information concerning these risks and other factors can be found in the Company’s filings with the Securities and Exchange Commission, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, available on the Company's website or the SEC’s website at www.sec.gov. Readers are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. The forward-looking statements in this presentation are made as of the date hereof, and the Company does not undertake any obligation to update the forward-looking statements as a result of new information, future events or otherwise. Use of Non-GAAP Financial Information This presentation includes certain non-GAAP financial measures. Adjusted EBITDA and discretionary cash flow are supplemental non-GAAP measures that are used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. Panhandle defines “Adjusted EBITDA” as net income (loss) plus interest expense, provision for impairment, depreciation, depletion and amortization of properties and equipment, including amortization of other assets, provision (benefit) for income taxes and unrealized (gains) losses on derivative contracts. Panhandle defines “discretionary cash flow” as Adjusted EBITDA minus interest expense plus gain on sale. Panhandle references Adjusted EBITDA and discretionary cash flow in this presentation because it recognizes that certain investors consider Adjusted EBITDA and discretionary cash flow useful means of measuring our ability to meet our debt service obligations and evaluating our financial performance. Adjusted EBITDA and discretionary cash flow have limitations and should not be considered in isolation or as a substitute for net income, operating income, cash flow from operations or other consolidated income or cash flow data prepared in accordance with GAAP. Because not all companies use identical calculations, the Company’s calculations of Adjusted EBITDA or discretionary cash flow may not be comparable to similarly titled measures of other companies. Oil and Gas Reserves The SEC generally permits oil and gas companies, in filings made with the SEC, to disclose proved reserves, which are reserve estimates that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, and certain probable and possible reserves that meet the SEC’s definitions for such terms. The Company discloses only estimated proved reserves in its filings with the SEC. The Company’s estimated proved reserves as of September 30, 2019 and March 31, 2020, referenced in this presentation were prepared by DeGolyer and MacNaughton, an independent engineering firm, and comply with definitions promulgated by the SEC. Additional information on the Company’s estimated proved reserves is contained in the Company’s filings with the SEC.

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Chad L. Stephens President - Chief Executive Officer Ralph D'Amico Vice President - Chief Financial Officer Freda R. Webb Vice President – Mineral Operations Carl Vandervoort Geologic Advisor Chad L. Stephens was named Panhandle's Chief Executive Officer on January 16, 2020, after serving as Interim CEO since September 2019. Mr. Stephens served as Senior Vice President – Corporate Development of Range Resources Corporation (“Range”), a position he held from 2002 until his retirement in December 2018. Mr. Stephens joined Range in 1990 as Senior Vice President – Southwest. Mr. Stephens holds a Bachelor of Arts degree in Finance and Land Management from the University of Texas. He was appointed to the Board in 2017 and was previously the Lead Independent Director. Ralph D’Amico has 20 years of experience in investment banking, the majority focused on the energy sector. Over the course of his career, Mr. D’Amico has been involved in over $5 billion of advisory and capital market transactions as a lead bank. Mr. D’Amico previously served as Managing Director at Seaport Global. Prior to that Mr. D’Amico also held positions at Stifel Nicolaus, Jefferies, Friedman Billings Ramsey and Salomon Smith Barney. Mr. D’Amico holds a bachelor’s degree in finance from the University of Maryland and an MBA from The George Washington University. Freda R. Webb worked as a reservoir engineering consultant for Panhandle from 2011 to 2015. In 2015, she was appointed Reservoir Engineering Manager and was elected Vice President, Mineral Operations effective January 1, 2017. Prior to Panhandle, she held various reservoir engineering, acquisitions, corporate planning and management positions for Cities Services, Occidental Petroleum and Southwestern Energy. She has more than 35 years of experience. Ms. Webb holds a Bachelor of Science degree in Mechanical Engineering from the University of Oklahoma as well as a Master of Science degree in Petroleum Engineering from the University of Southern California. Carl Vandervoort is experienced in the risk assessment and commercial evaluation of assets within the major shale basins with a keen interest in the relationship between rock quality and well performance. Most recently, Carl served as a buy-side consultant for various private equity groups and investment banks. Carl received his B.S. in Chemistry from the University of Texas and M.S. in Geophysics at the University of Oklahoma.

1 Strategy of growth via accretive mineral acquisitions □Actively pursue high-quality positions in the highly fragmented minerals space □Minimal incremental G&A required to meaningfully scale 2 Growth underpinned by complete technical evaluation □Acquisitions underpinned by technical expertise, engineering, and geology □Target geologic / economic attributes that will attract development capital 3 Strong track record of sourcing and closing accretive transactions □Extensive industry relationships provide for significant deal flow □Ability to source packages with balanced mix of cash flow and undeveloped potential 4 Sector dislocation provides opportunity to leverage public currency to scale □Ample supply of private minerals assets seeking monetization □Limited capital market options for sellers seeking an exit

Net Mineral Acres (000's) 24% 12% Net Mineral Acres1258,405 Average Net Interest on Producing Royalty Wells10.67% Operational 3Q20 Adjusted EBITDA ($mm)21.2 Gross Wells on Production16,818 Gross Additional Undrilled Locations13,393 Gross Rigs Running32 Gross WIPs185 Gross Active Permits171 71% 258 23.9 20% 5% 11% 52% 1% 7% 20% 74 4% 23.9 10% 23% 12% 10% 2020 YTD Production (Mmcfe/d) 8% 21% Listing NYSE Equity Value ($mm)4 $34 Financial Enterprise Value ($mm)6 $61 3Q20 Quarterly Dividend $0.01 3Q20 Annualized Dividend Yield 1.90% 66% 20% 1Q 20193Q 2020 34% 53% 40% 7 Production Split Royalty Interest PF for Acquisitions87% Source:Company information Note: Stats are not PF for the acquisitions; except when stated 1As of 6/30/2020 2See Appendix for GAAP to non-GAAP EBITDA reconciliation 3As of 8/11/2020 6Enterprise value as of 8/21/2020 7PV-10 estimates from D&M MY report as of 3/31/2020 using SEC price deck; $55.71 per bbl of oil, $16.06 per bbl of NGL, $2.33 per mcf of gas6

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71% 24% ProducingLeased But Not ProducingOpen □Over 70%1 of Panhandle’s net mineral position is currently open •Provides opportunity to generate additional cash flow from bonus payments and royalties without spending additional capital •Panhandle has an active program in place to lease open acres A diversified portfolio of minerals acts as a call option on several prospective plays & zones Source:Company information Note:Not pro forma for acquisitions 1As of 6/30/20207

Sources & Uses PHX Pro Forma Capitalization Equity Offering Note: 1Calculated as 5 million shares multiplied by closing price on 8/21/2020. Excludes over allotment option

Overview of Acquisitions

Key Statistics	
NRA (1/8th)	❖ 795
Area	❖ SCOOP - Springer / Woodford ❖ ETX - Haynesville
Counties	❖ SCOOP: 286 NRA in ORRI in Continental Resources Springboard AOI in Grady county, OK ❖ ETX: 509 NRA in Harrison, Panola and Nacogdoches counties, TX
Key Operators	❖ SCOOP: Continental Resources, Marathon ❖ ETX: Aethon, Comstock, Rockcliff
Acquisition Stats[1]	❖ NTM Production: 1.7 mmcfe/d[2] ❖ NTM Cash Flow: $1.1mm
Implied Multiples	❖ $ / NRA: ~8,730 ❖ NTM cash flow: ~6.3x
Purchase price ($mm)	❖ $6.9mm ($6.4mm cash, $0.5mm in stock)[3]

✓ **Transaction accretive to production, cash flow and cash G&A**

✓ **Purchase price reflects majority of the value in near term cash flows: 60%+ value in PDP and wells in progress**

✓ **Mineral positions acquired ahead of the drill bit**

✓ **Demonstrated ability to source, finance and structure deals in the downturn**

Source: Company information

Note:

1 Achieving this cash flow estimate and drilling schedule will depend on numerous factors outside our control and are subject to change, including the level of operator's capital spending, commodity prices, rig availability, services availability, proppant availability, takeaway capacity as well as other factors. To the extent any of these factors change adversely, these estimates may not be achieved. Actual operating results may differ materially from these estimates.

2 Mmcfe/d is on a 6:1 basis

3 Seller receives shares at the same price as the equity offering

Panhandle Oil and Gas Inc.

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Overview of Acquisitions – Springboard ORRI

- 286 NRA in Grady county; 28 sections
- PDP Wells: 78; DUC / WIP wells: 21
- Selected key operators: Continental Resources, Marathon
- Rigs running within 2.5 miles of acquisition: 2
- Current net production: 18 boe/d (61% oil)
- All sections are held by production

Mineral Ownership Position



7N 6W
7N 5W
Grady
6N 6W
6N 5W
PDP = SPRG = WIP
PDP = SCMR = WIP
PDP = WDFD = WIP

Acquired ORRI
PHX
Springboard AOI
Active rigs
Wells in Progress
Completed pre-2018
Completed 2018
Completed 2019
Completed 2020

Operator Activity



Grady

Core SCOOP acreage with three proven and producing zones

Source: Company information, Enverus as of 8/11/2020

Panhandle Oil and Gas Inc.

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Overview of Acquisitions – Minerals in ETX □ 509 NRA in Harrison and Central Shelby □ PDP wells: 23; DUC / WIP wells: 23 □ Selected key operators: Aethon, Comstock, Rockcliff □ Rigs running within 2.5 miles of acquisition: 4 □ Current production: 1,032 mcf/d (100% gas) □ PHX's decision to enter the Haynesville is due to numerous factors which include: •Operators improving well performance and returns •Upside in longer laterals, tighter spacing and a second bench of development •High resource in place with compelling F&D costs Central Shelby Area of Interest Harrison Area of Interest Well development across both areas have primarily de-risked the Haynesville

Past Mineral Acquisitions Successfully Completed 123 Bakken/ Three Forks Bakken/ Three Forks STACK - Acquisition - Acquisition - PHX Ownership - Bakken/Three Forks - August 2018 Acquisition - PHX Ownership - Bakken/Three Forks - Acquisition - PHX Ownership - DI Rigs as of 2-3-20 - STACK Announced: Purchase Price: NRA: Production: Undeveloped / WIP Locations August 2018 $8.6mm 4,517 net mineral acres / 5,592 net royalty acres 53 boe/d 194 / 20 May 2019 $3.9mm 359 net mineral acres / 467 net royalty acres 52 boe/d 83 / 47 December 2019 $9.3mm 700 net mineral acres / 964 net royalty acres 124 boe/d 122 / 17 All acquisitions exceeding internal underwriting expectations

Portfolio Overview SCOOP / STACKBakken Arkoma STACK Permian FayettevilleOther Core NMA 1,2 ('000) 4% 12% 10% 12% 10% 52% 74 Production2 (Mmcfe/d) 23% 7% 20% 1% 21% 20% 23.9 Top Operators4WIPs and Permit Locations2 14% 3% 6% 8% 156 69% SCOOP / STACK Bakken Arkoma STACK Permian Other Source:Company Information Note: 1Excludes open acreage13 2FY2020 YTD production as of 6/30/2020

Inventory Overview Gross Undeveloped Locations 3% 2% Gross Undeveloped Locations 6% 1% 14% 43% 37% 3,393 3,393 58% 36% SCOOP / STACK Arkoma STACK FayettevilleBakken Other Note:Inventory based on D&M prepared reserve report as of YE2019 1Average net interest on producing royalty wells 2Wells in progress & permits are as of 6/30/202014 3PROB locations are a reflection of unknown development timing and not related to expected well performance or incremental risk

SEC Pricing 1 Strip Pricing2 $50 / $3.00 Flat Pricing3 3%3%3% 12% 50% 17% 37% 12% 50% $116$113$143 35% 35% 43% Note: 1PV-10 estimates from MY D&M report as of 4/01/2020 using MY SEC price deck; $55.71 per bbl of oil, $16.06 per bbl of NGL, $2.33 per mcf of gas 2PV-10 estimates from MY D&M report as of 4/01/2020 using strip price deck as of 8/10/2020; WTI/HH 2020: $42.35 / $2.51, 2021: $44.07 / $2.78, 2022: $45.19 / $2.56,15 2023: $46.13 / $2.47, 2024: $46.97 / $2.54, 2025: $47.77 / $2.64, 2026: $48.69 / $2.71, 2027: $49.70 / $2.77, 2028: $50.74 / $2.85, 2029: $51.79 / $2.97, 2030: $52.85 / $3.07,

Net Mineral Acres2 25% Net Production (Mmcfe/d)2 15% 23% Portfolio Contribution Core NMA1Prod. 12% 23% 11,8755.5 10% 65% 62% Producing Leased But Not Producing Open OilNGLGas Key Statistics2 Top Operators5 Permits on File38 Wells on Production (Gross / Net)660 / 6.3 Wells in Progress (Gross / Net)69 / 0.2 Undeveloped Locations31,447 Rigs Running on PHX Acreage41 Rigs Running Within 2.5 miles of PHX Acreage410

Net Mineral Acres2 Net Production (Mmcfe/d)2 Core NMA1 4% Prod. 7% 10% 21% 69% Portfolio Contribution 3,095 9% 1.7 90% Key Statistics2 Oil NGL Gas Top Operators5 Permits on File11 Wells on Production (Gross / Net)537 / 2.0 Wells in Progress (Gross / Net)2 / 0.0 Undeveloped Locations3217 Rigs Running on PHX Acreage41 Rigs Running Within 2.5 miles of PHX Acreage44

Production (mmcfe/d)Adjusted1 EBITDA ($mm) $50 30.4 8.0 33.6 9.3 28.4 9.4 23.9 9.4 $40 $30 $20 $24 $26 $19 22.424.319.0 14.5 $10$7 2017201820192020 YTD $0 2017201820192020 YTD Discretionary Cash Flow ($mm)2 Net Debt ($mm) $50 $80 $40 $36 $70 $60 $52$50 $50 $30 $20 $22 $24 $19 $40 $29$27 3 $10 $22$24 $17 $10 $3 $7 $30 $20 $10 $0 2017201820192020 YTD $0 2017201820192020 YTD Source:Company filings Note: 1Adjusted to exclude gain on sale; See Appendix for GAAP to non-GAAP reconciliation18 2Calculated as Adjusted EBITDA minus interest expense plus gain on sale; See Appendix for GAAP to non-GAAP reconciliation 3Net debt as of 8/11/2020

Natural Gas Hedges (mcf)Crude Oil Hedges (bbl) Swap Price:1 $2.68 $2.69 $2.70 $58.02 $37.00 Collar Ceiling:1 $2.98 $3.00 $3.02 $52.55 $44.39 $44.62 Collar Floor:1 $2.30 $2.30 $2.30 $45.19 $36.69 $36.81 3,439,000 1,014,500 139,500 71,500 96,000 884,000 2,424,500 50,000 414,500 469,500 328,000 125,500 202,500 21,500 43,500 13,000 13,000 2 2 2 2 2 2 2020 2021 2022 202020212022 Significant upside available in gas collars with floors near prevailing prices Source:10-Q for FY 3Q 2020, As of 8/11/2020 Note: 1Oil hedge prices are in $/bbl and gas hedge prices are in $/mcf19 2Calendar years

1 Strategy of growth via accretive mineral acquisitions 2 Growth underpinned by complete technical evaluation 3 Strong track record of sourcing and closing accretive transactions 4 Sector dislocation provides opportunity to leverage public currency to scale

Appendix

3 Months Ended ($ in millions)Sept. 30, 2019Dec. 31, 2019Mar. 30, 2020June 30, 2020